MIRA Pharmaceuticals, Inc.

1200 Brickell Avenue, Suite 1950 #1183,

Miami, Florida 33131

August 15, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	MIRA Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-281467

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, MIRA Pharmaceuticals, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Friday, August 16, 2024, or as soon thereafter as possible.

* * * *

Very Truly Yours,

MIRA Pharmaceuticals, Inc.

/s/ Erez Aminov
Erez Aminov
Chief Executive Officer